W A S H I N G T O N   H O M E S

                       -----------------------------------

                       1 9 9 7   A N N U A L   R E P O R T


                                [PHOTO OMITTED]

Washington Homes designs, builds, and markets

single-family detached homes and townhomes.

It is a leading provider of moderately-priced,

quality homes with 62 communities in five states.

Washington Homes is comprised of eight home-

building divisions: four in Maryland, Virginia, and

Pennsylvania, and four under the Westminster

Homes name in North Carolina and Tennessee.



The Company reached two significant bench-

marks in fiscal 1997--Westminster Homes cele-

brated its 30th anniversary and in June of 1997

Washington Homes delivered its 20,000th home.


[MAP OMITTED WITH STATES LISTED BELOW]

MARYLAND

PENNSYLVANIA

VIRGINIA

NORTH CAROLINA

TENNESSEE

Washington Homes, Inc. Selected Financial Data
--------------------------------------------------------------------------------
Years Ended July 31, In Thousands, Except Per Share Amounts and Number of Homes

Statement of Operations                          1997        1996        1995        1994        1993
-----------------------                        --------------------------------------------------------
Total revenues                                 $217,459    $175,025    $183,485    $143,240    $134,125
Gross profit                                     37,551      33,829      36,428      29,761      29,626
Earnings before interest and taxes*              10,782      11,240      13,520      10,006      14,722
Total interest and finance expense                5,836       4,771       4,921       2,874       3,219
Net earnings from operations*                     2,878       3,747       5,045       4,426       7,006
Earnings per common share*                         0.36        0.47        0.64        0.56        1.23
Dividends per common share                           --          --        0.05        0.20        0.05

Selected Operating Data
-----------------------
Number of homes delivered                         1,315       1,087       1,167         991         960
Number of net new orders                          1,305       1,127       1,124       1,024       1,009
Number of homes in backlog at end of period         591         601         561         604         571

Balance Sheet Data
------------------
Cash                                           $ 10,313    $ 15,384    $ 15,111    $ 20,076    $ 22,882
Residential inventories                         111,520     125,033     119,652     118,379      69,162
Total assets                                    142,842     170,227     164,063     166,025     116,226
Notes and loans payable                          65,569      74,282      72,608      76,832      29,280
Shareholders' equity                           $ 54,480    $ 67,769    $ 64,022    $ 59,374    $ 56,536


                            Earnings Before
Total Revenues              Interest and Taxes*           Shareholders' Equity
----------------------      ------------------------      ----------------------
In Millions of Dollars      In Millions at Dollars        In Millions of Dollars


                             [THREE GRAPHS OMITTED]


* Presented on a pro-forma basis to exclude the $19.1 million pre-tax, non-cash charge for impairment of long-lived assets recorded in the third quarter of fiscal 1997. For further discussion of the non-cash charge, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the accompanying consolidated financial statements and notes thereto.

L E T T E R   T O   S H A R E H O L D E R S
--------------------------------------------------------------------------------

Dear Fellow Shareholders:

Fiscal 1997 was a year in which Washington Homes positioned itself to maximize its long-term potential. I am pleased to report, the Company achieved record levels of revenues, deliveries, and net new orders. Total revenues increased 24% to $217.5 million, deliveries increased 21% to 1,315 homes, and net new orders increased 16% to 1,305 orders in the year. The gross margin, however, decreased from 20.0% to 17.9% due to our previously announced Washington inventory turnover strategy, initial closings in the expansion cities, and reduced margins in our existing North Carolina markets. Gross margins in the fourth quarter increased to 18.1% compared with 17.9% and 16.8% in the second and third quarters, which would indicate that margins are stabilizing going forward.

Results by Market
-----------------
Deliveries in the Washington market increased 14% while net new orders were up 10% over fiscal 1996. With more than 25,000 new home starts last year, Washington remains the fourth largest market in the United States. We look to take advantage of more than 50,000 new jobs created in the past twelve months, primarily in the technology sector of northern Virginia, by expanding our presence in the northern Virginia market.

Deliveries and net new orders in our existing North Carolina markets of Raleigh and Greensboro decreased 7%, year-over-year. The declines were a result of delays in development, which strained an already tight labor market. In the past several months, we have reallocated management resources from other areas of the Company to expand our subcontractor base, as well as introduce new suppliers to the market.

Expansion Markets
-----------------
Despite achieving our anticipated delivery volume in our three expansion markets, we sustained an operating loss due to costs associated with opening an additional six communities and introductory pricing needed to generate momentum. Going forward, we expect that increased volume and better margins in these cities will positively affect our 1998 results.

Significant Events
------------------
As previously reported, our successful inventory turnover strategy, adopted in the summer of 1996, resulted in lower gross margin levels. The adoption of FASB 121, coupled with lower margins, forced the Company to re-evaluate the carrying value of its land inventory. As a result, we took a $9 million after-tax, non-cash charge to inventory. The Company also re-evaluated the goodwill established with the 1988 acquisition of Washington Homes, and consequently reduced the goodwill from $16 million to $6 million.

In the third quarter, the Company reached an agreement with the Internal Revenue Service on all previously announced, outstanding tax issues. As as result of the settlement, the Company recorded an extraordinary loss of $390,000 or $0.05 per share.

Inventory Turnover
------------------
We were successful in reducing our overall inventory levels during the year, albeit at lower margins. Our inventory of land, both finished and unfinished, was reduced by $19 million during fiscal 1997. The reduction consisted, in part, of $7 million from land sales and $9 million in inventory adjustments. The benefit of reduced land inventory allowed the Company to reduce its debt by $9 million. In the future, we look to allocate capital for inventory among our eight homebuilding operations based on the highest level of returns.

Capital Availability
--------------------
At year-end, the Company signed a new $70 million credit agreement with First Union National Bank replacing $49 million of credit lines with several lenders. This new facility lowered our cost of funds and reduced the costs associated with administering the facility. It provides a significant portion of the financial capacity needed to meet our strategic growth objectives over the next few years. This facility is in addition to the Company's $43 million Senior Notes, which were issued in April 1994 with principal curtailments beginning in October 1998.

Strategic Alliances
-------------------
We have entered into strategic alliances with many of our vendors, including General Electric, Progress Lighting, Timberlake Cabinets, and Jacuzzi. Most of these alliances involve comprehensive agreements under which the vendors not only supply and deliver their products, but also install them in each house. Our agreements provide for quality assurance, on-time delivery, ease in scheduling, solid warranties, rebates, and reductions in cost for Washington Homes. Our size gives us national purchasing power with the benefit of


                                [PHOTO OMITTED]

                            Geaton A. DeCesaris, Sr.
                             Chairman of the Board


                                [PHOTO OMITTED]

                            Geaton A. DeCesaris, Jr.
                                 President and
                            Chief Executive Officer

R E L A T I O N S H I P S
---------------------------------------------
Our agreements provide for quality assurance,
on-time delivery, ease in scheduling, solid
warranties, rebates, and reductions in cost.
---------------------------------------------


volume discounts and local distribution. This program is well underway in our Washington market and in process in North Carolina and our expansion cities.

This fall, we are designing a new, value-engineered product line that will help reduce construction costs and increase margins, allowing us to be more competitive, while passing savings on to our customers. We are including our major suppliers in the process in order to benefit from their product specific expertise.

Ancillary Businesses
--------------------
As expected, all of our ancillary businesses contributed to our overall profitability in fiscal 1997. Our mortgage subsidiary, Homebuyer's Mortgage, closed 45% of our loans in Washington and 35% in North Carolina. Our title company, New Homebuyer's Title, closed 98% of our homes in Maryland and Virginia, an increase of 150 closings over the prior year period. Although not a separate profit center, the Design Showcase continued to provide our Maryland customers with a comfortable, warm environment to select their options away from the buzz of activity in our sales centers. This high-traffic retail center provides greater visibility and attracts a wider audience, outside the typical real estate environment. All these services provide a "one-stop shopping" experience for our customers, further

                                 [PHOTO OMITTED]

[PHOTO OMITTED]

                    Strengthening strategic alliances has been a major focus of fiscal year 1997. Our size gives us national purchasing power. Expanding the use of panelization throughout the Company is an example of how Washington Homes is reducing the building-cycle time and incorporating its cost saving technology Company-wide.

M A N A G E M E N T
--------------------------------------------
Our corporate and divisional management team
members average more than fifteen years
of industry experience, including ten years
with Washington Homes.
--------------------------------------------


                                 [PHOTO OMITTED]


distinguishing Washington Homes from other homebuilders.

Experienced Management
----------------------
As the Company continued to expand outside our core Washington market, we recognized the need to further strengthen our management team. In July, Thomas
J. Pellerito joined us in the newly created position of President--Homebuilding Operations and as Chief Operating Officer. Tom came to us with more than eighteen years' experience in the homebuilding industry and has headed homebuilding operations that have delivered over 12,000 new homes, primarily in the Washington, D.C. market. In August, we hired Robert Hutson to head our Raleigh division and to eventually oversee all of our homebuilding operations at Westminster Homes. Robert came to us after heading a Florida division that delivered over 800 homes annually for a national builder. Tom and Robert joined our corporate and divisional management team whose members average more than fifteen years of industry experience, including ten years with Washington Homes. In addition to working with Tom, I expect to spend more time in our North Carolina operations and will be concentrating on increasing the profitability of our ancillary businesses and other activities that will maximize shareholder value.

                    In conjunction with its expansion into new markets, the Company has added management talent, which strengthens an already experienced team. Executive management is involved in key divisional strategic decisions, such as capital allocation and land acquisition.


                                [PHOTO OMITTED]

G R O W T H
---------------------------------------------
Our goal is to become one of the nation's top
twenty-five homebuilders.
---------------------------------------------

                                          [PHOTO OMITTED]

                    Washington Homes' Mission Statement: "We are people working as a team proudly committed to building affordable homes of quality and value, while serving our community and achieving a superior performance for our investors."

Looking Ahead
-------------
With our 1996 expansion markets now fully operational, we believe we are on track to meet our objective to become one of the nation's top twenty-five homebuilders. Our gross margins stabilized in the fourth quarter and we expect gross margins to remain relatively stable throughout the year. We are focused on increasing efficiencies and growing our existing markets. Additionally, we are reviewing opportunities in several markets that fit into our long-term plan, and if the right situation presents itself, we would consider a new market entry.

In summation, our short- and mid-term objectives are to centralize the purchasing process, increase the profitability of the expansion cities, value-engineer our product line, increase absorptions, and reduce the building-cycle time. We hope to look back on 1997 as a year in which we strengthened our core to achieve these objectives.

In closing, I would like to thank all of our employees, shareholders, suppliers, and vendors for their unwavering support and belief in Washington Homes. We look forward to all of you being a part of our success in 1998 and beyond.





/s/ Geaton A. DeCesaris, Jr.

Geaton A. DeCesaris, Jr.
President and Chief Executive Officer

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                   ---------------------------------------------

Results of Operations
---------------------
The following tables present certain information regarding the Company's operations for the last three fiscal years (dollars in thousands):

                                  1997                1996                1995
--------------------------------------------------------------------------------
Revenues:
  Homebuilding                  $206,576            $167,821            $176,609
  Land                             7,958               5,145               5,398
  Other                            2,925               2,059               1,478
                                ------------------------------------------------
    Total                       $217,459            $175,025            $183,485
                                ------------------------------------------------
Homes delivered                    1,315               1,087               1,167
Net new orders                     1,305               1,127               1,124
Homes in backlog at end
  of period                          591                 601                 561
Sales value of backlog          $ 96,343            $ 97,625            $ 91,062
                                ------------------------------------------------

Annual Operating Cycle
----------------------
The homebuilding industry in general, and the operations of the Company, are seasonal in nature. The number of new sales contracts signed escalates from January through April, compared to the balance of the year. Deliveries peak in the fiscal quarter ended July 31, as a substantial portion of homes contracted during the fiscal quarter ended April 30 are delivered. Delivery volume is relatively constant during the remainder of the year. As a result of increased deliveries and reduced selling, general and administrative costs as a percent of revenues, net earnings are substantially greater in the fourth quarter, compared to the prior three quarters.

The following table contains quarterly operating information for the Company's last two fiscal years and illustrates the annual operating cycle (in thousands except per share amounts and number of homes):

                                           Three Months Ended
--------------------------------------------------------------------------------
                         October 31,    January 31,      April 30,      July 31,
                             1996           1997            1997          1997
--------------------------------------------------------------------------------
Number of homes
  delivered                    281            298             258            478
Net new orders                 327            312             438            228
Total revenues             $46,662        $48,681        $ 42,801        $79,316
Gross profit from
  homebuilding             $ 8,067        $ 8,308        $  6,966        $13,536
Net earnings (loss)*       $   931        $   655        $(16,834)       $ 1,960
Net earnings (loss)
  per share, based
  on 7,942,763
  shares*                  $  0.12        $  0.08        $  (2.12)       $  0.25
                           -----------------------------------------------------

* The quarter ended April 30, 1997 includes an after-tax, non-cash charge of $15.8 million for the write-down of goodwill and certain land inventory and an extraordinary loss of $390,000 from an IRS settlement.

--------------------------------------------------------------------------------
                         October 31,    January 31,      April 30,      July 31,
                             1995           1996            1996          1996
--------------------------------------------------------------------------------
Number of homes
  delivered                    246            219            245             377
Net new orders                 251            218            410             248
Total revenues             $37,827        $34,882        $39,404         $62,911
Gross profit from
  homebuilding             $ 7,550        $ 6,981        $ 7,278         $11,737
Net earnings               $   710        $   385        $   614         $ 2,037
Net earnings per
  share, based on
  7,942,763 shares         $   .09        $   .05        $   .08         $   .26
                           -----------------------------------------------------

Product Mix
-----------
Since the spring of 1994, the Company has expanded into markets in North Carolina and Tennessee. This expansion is in part responsible for a shift in the Company's product mix to more detached homes. The following table sets forth a breakdown of the Company's deliveries by housing type in each of the last three fiscal years:

                           1997             1996             1995
-----------------------------------------------------------------
Detached                    890              668              602
Attached                    425              419              565
                          ---------------------------------------
  Total                   1,315            1,087            1,167
                          ---------------------------------------

Geographic Concentration
------------------------
During the last three fiscal years the Company has built moderately priced, quality homes in the metropolitan areas of Washington, DC-Baltimore, Maryland, Raleigh and Greensboro, North Carolina and Pittsburgh, Pennsylvania. In fiscal 1996, the Company commenced operations in the Charlotte, North Carolina and Nashville, Tennessee markets. The following tables describe the Company's operations in each of its markets during the last three fiscal years:

                              1997             1996             1995
--------------------------------------------------------------------
Net New Orders
Washington-Baltimore           730              664              750
North Carolina                 454              409              354
Pittsburgh                      55               33               20
Nashville                       66               21               --
                             ---------------------------------------
  Total Net New Orders       1,305            1,127            1,124
                             ---------------------------------------

                              1997             1996             1995
--------------------------------------------------------------------
Homes Delivered
Washington-Baltimore           775              677              857
North Carolina                 420              382              287
Pittsburgh                      53               24               23
Nashville                       67                4               --
                             ---------------------------------------
  Total Deliveries           1,315            1,087            1,167
                             ---------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
---------------------------------------------

                              1997             1996             1995
--------------------------------------------------------------------
Backlog of Sold Homes
Washington-Baltimore           366              411              424
North Carolina                 185              151              124
Pittsburgh                      24               22               13
Nashville                       16               17               --
                             ---------------------------------------
  Total Backlog                591              601              561
                             ---------------------------------------

                              1997             1996             1995
--------------------------------------------------------------------
Active Communities
Washington-Baltimore            30               33               44
North Carolina                  23               18               13
Pittsburgh                       5                3                1
Nashville                        4                5               --
                             ---------------------------------------
  Total Active Communities      62               59               58
                             ---------------------------------------

Year Ended July 31, 1997 Compared to Year Ended July 31, 1996
-------------------------------------------------------------
Total revenues increased by 24.3% to $217.5 million in Fiscal 1997 from $175.0 million in Fiscal 1996, as the number of homes delivered increased by 21.0% to 1,315 units from 1,087 units. The average sales price of homes delivered in Fiscal 1997 increased to $157,100 from $154,400. Deliveries in the existing North Carolina markets declined by 5.3%, but were offset by growth in the new markets (Charlotte, Nashville, Pittsburgh) and a 14.5% increase in the Washington market.

The gross profit margin as a percentage of homebuilding revenues decreased to 17.9% in fiscal 1997 from 20.0% largely due to the competitive Washington market, the Company's strategy to increase inventory turnover, lower margins on initial closings in our expansion cities, and reduced margins in our existing North Carolina markets.

Total selling, general, and administrative expenses increased to $29.1 million in fiscal 1997 from $23.9 million in the prior year due to increased volume, expanded number of division operations, and the growth of the Company's mortgage subsidiary. However, selling, general, and administrative expenses as a percentage of homebuilding revenues decreased to 14.1% in fiscal 1997 from 14.2% in fiscal 1996.

Interest and financing expenses increased to $5.8 million in fiscal 1997 from $4.8 million but remained constant at 2.8% as a percentage of homebuilding revenues.

Gross profit from land sales increased in 1997 to $673,000 from $282,000 in fiscal 1996.

In fiscal 1997, the Company reported earnings from operations before non-cash charges and extraordinary items of $2.9 million, or $0.36 per share, as compared to $3.7 million, or $0.47 per share, in fiscal 1996. During fiscal 1997, the Company recorded an after-tax, non-cash charge of $15.8 million for the write-down of goodwill and certain land inventory in suburban Maryland, and an extraordinary loss of $390,000 from an IRS settlement. As a result, the Company reported a net loss of $13.3 million or $1.67 per share for the year.

Year Ended July 31, 1996 Compared to Year Ended July 31, 1995
-------------------------------------------------------------
Total revenues decreased by 4.6% to $175.0 million in fiscal 1996 from $183.5 million in fiscal 1995 as the number of homes delivered decreased by 6.9% to 1,087 units from 1,167. The fiscal 1996 decrease was partially offset by an increase in the average sales price of homes delivered to $154,400 from $151,300. Deliveries in the Washington market declined by 21.0%, offset by a 33.1% increase in North Carolina.

The gross profit margin as a percentage of homebuilding revenues increased to 20.0% in fiscal 1996 from 19.8% largely due to higher deliveries in the North Carolina markets where higher margins were achieved.

Total selling, general and administrative expenses were relatively constant at $23.9 million in fiscal 1996 as compared to $23.5 million in the prior year. Selling, general and administrative expenses as a percentage of homebuilding revenues increased to 14.2% in fiscal 1996 from 13.3% in fiscal 1995 as a result of lower delivery volume.

Interest and financing expenses were relatively constant at $4.8 million in fiscal 1996 compared to $4.9 million in the prior year.

Gross profit from land sales were lower in 1996 at $282,000 from $1.5 million in fiscal 1995.

Net earnings decreased by 26% to $3.7 million in fiscal 1996 from $5.0 million in fiscal 1995 due to the decreased number of home deliveries and lower profits from land sales.

Capital Resources and Liquidity
-------------------------------
Funding for the Company's residential building and land development activities is provided principally by cash flows from homebuilding operations and borrowing from banks and other financial institutions. The Company's capital needs depend upon its sales volume, asset turnover, land purchases and inventory levels.

At July 31, 1997, the Company had cash and cash equivalents of $10.3 million, of which $118,000 was restricted to collateralize deposits and escrows. The remaining $10.2 million was available to the Company.

In April 1994, the Company issued $43,000,000 principal amount of Senior Notes due October 2000. Two series of Senior Notes were issued: $30.0 million with a fixed rate of 8.61% per annum and $13.0 million with a floating rate of LIBOR plus 2.4%. The notes are to be repaid in three equal annual principal installments commencing in October 1998.

In July 1997, the Company obtained a new $70 million revolving credit facility replacing two credit facilities totaling $49 million. The new facility provides funding for land acquisition and home construction, letters of credit, and the initial principal payment on the Senior Notes. At July 31, 1997, $19.5 million was outstanding. Borrowings under the facility bear interest at LIBOR plus 1.55% or 1.75%, depending on the type of collateral and are secured by the related inventory.

In addition to the Senior Notes and revolving credit facility, the Company has loans with various lenders providing $5.2 million for land acquisition, development and home construction. These loans bear interest at fixed rates ranging from 8% to 10% or variable rates ranging from prime to prime plus 1% with maturities ranging from the date of lot recordation through December 1999.

At July 31, 1997, in the aggregate, the Company had $103.2 million in borrowing availability of which $34.4 million was available. During fiscal 1997, the Company's average interest rate was 8.2%.

The Company participates in two joint ventures formed to develop residential land into finished building lots for sale to the Company and other homebuilders utilizing non-recourse acquisition and development loans. In one of the joint ventures, in April 1995, the Company contributed land with a book value of $9.6 million and the Company has received cash proceeds to date of $7.4 million which was used to reduce outstanding amounts under revolving credit facilities.

The Company believes that it will be able to fund its activities for the foreseeable future through a combination of operating cash flow, existing cash balances and existing facilities. Except for ordinary expenditures for the construction of homes and acquisition and development of land, the Company does not have any material commitments for capital expenditures at the present time.

Safe Harbor Statement
---------------------
Certain statements in the Company's Form 10-K, this Annual Report to Shareholders, as well as statements made by the Company in periodic press releases, oral statements made by the Company's officials to analysts and shareholders in the course of presentations about the Company and conference calls following the quarterly earnings releases, may be construed as
"Forward-Looking Statements" as defined in the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such statements may involve unstated risks, uncertainties and other factors that may cause actual results to differ materially. Such risks, uncertainties and other factors include, but are not limited to, changes in general economic condition; fluctuations in interest rates; increases in costs of materials, supplies and labor; and general competitive conditions.

C O N S O L I D A T E D   B A L A N C E   S H E E T S
-----------------------------------------------------

                                                                   July 31,
                                                             -------------------
(Dollars in thousands)                                         1997       1996
--------------------------------------------------------------------------------
Assets
  Cash and cash equivalents                                  $ 10,313   $ 15,384
  Residential inventories                                     111,520    125,033
  Excess of cost over net assets acquired, net                  6,216     16,553
  Investment in joint ventures                                  3,058      2,751
  Other                                                        11,735     10,506
                                                             -------------------
Total Assets                                                 $142,842   $170,227
                                                             -------------------

Liabilities and Shareholders' Equity
Liabilities
  Notes and loans payable                                    $ 65,569   $ 74,282
  Trade accounts payable                                       16,231     17,572
  Income taxes payable                                            137        408
  Deferred income taxes                                         1,919      5,233
  Other                                                         4,506      4,963
                                                             -------------------
    Total liabilities                                          88,362    102,458
                                                             -------------------
Commitments and contingent liabilities
Shareholders' equity:
  Common stock $.01 par value; 15,000,000 shares authorized;
    7,015,025 and 7,000,000 shares issued and outstanding          70         70
  Non-voting common stock, 1,100,000 shares authorized;
    927,738 and 942,763 shares issued and outstanding               9          9
  Additional paid-in capital                                   35,147     35,147
  Retained earnings                                            19,254     32,543
                                                             -------------------
    Total shareholders' equity                                 54,480     67,769
                                                             -------------------
Total Liabilities and Shareholders' Equity                   $142,842   $170,227
                                                             -------------------

See Accompanying Notes to Consolidated Financial Statements.

       C O N S O L I D A T E D   S T A T E M E N T S   O F   O P E R A T I O N S
       -------------------------------------------------------------------------

                                                      Year Ended July 31,
                                              ----------------------------------
(In thousands except per share amounts)         1997         1996         1995
--------------------------------------------------------------------------------
Revenues:
  Homebuilding                                $206,576     $167,821     $176,609
  Land sales                                     7,958        5,145        5,398
  Other income                                   2,925        2,059        1,478
                                              ----------------------------------
    Total revenues                             217,459      175,025      183,485
                                              ----------------------------------
Expenses:
  Cost of sales--homebuilding                  169,698      134,274      141,656
  Cost of sales--land sales                      7,285        4,863        3,923
  Cost of sales--impairment loss                 9,200           --           --
  Selling, general, and administrative          29,078       23,885       23,475
  Interest expense                               5,059        3,975        4,185
  Financing fees                                   777          796          736
  Write-down in carrying value of goodwill       9,981           --           --
  Amortization and depreciation                    616          763          912
                                              ----------------------------------
    Total expenses                             231,694      168,556      174,887
                                              ----------------------------------
Earnings (Loss) Before Income Taxes            (14,235)       6,469        8,598
  Income tax expense (benefit)                  (1,336)       2,722        3,553
                                              ----------------------------------
Earnings (Loss) Before Extraordinary Item      (12,899)       3,747        5,045
  Extraordinary loss--IRS settlement              (390)          --           --
                                              ----------------------------------
Net Earnings (Loss)                           $(13,289)    $  3,747     $  5,045
                                              ----------------------------------
Earnings (Loss) Per Common Share Before
  Extraordinary Item                          $  (1.62)    $   0.47     $   0.64
                                              ----------------------------------
Earnings (Loss) Per Common Share              $  (1.67)    $   0.47     $   0.64
                                              ----------------------------------

                                   C O N S O L I D A T E D S T A T E M E N T S O F S H A R E H O L D E R S ' E Q U I T Y
                                   ---------------------------------------------

Years Ended July 31, 1997, 1996 and 1995 (in thousands)
--------------------------------------------------------------------------------
                             Common Stock      Additional   Total      Total
                       ------------------------  Paid-in  Retained Shareholders'
                       Shares Voting Non-voting  Capital  Earnings    Equity
--------------------------------------------------------------------------------
Balance, August 1, 1994 7,943   $70      $9      $35,147  $ 24,148   $ 59,374
  Dividends                --    --      --           --      (397)      (397)
  Net earnings             --    --      --           --     5,045      5,045
                       ---------------------------------------------------------
Balance, July 31, 1995  7,943    70       9       35,147    28,796     64,022
  Net earnings             --    --      --           --     3,747      3,747
                       ---------------------------------------------------------
Balance, July 31, 1996  7,943    70       9       35,147    32,543     67,769
  Net earnings (loss)      --    --      --           --   (13,289)   (13,289)
                       ---------------------------------------------------------
Balance, July 31, 1997  7,943   $70      $9      $35,147  $ 19,254   $ 54,480
                       ---------------------------------------------------------

See Accompanying Notes to Consolidated Financial Statements.

C O N S O L I D A T E D   S T A T E M E N T S   O F   C A S H   F L O W S
-------------------------------------------------------------------------

                                                       Year Ended July 31,
                                                 ------------------------------
(In thousands)                                      1997       1996      1995
-------------------------------------------------------------------------------
Cash Flows From Operating Activities:
  Net earnings (loss)                            $(13,289)  $   3,747  $  5,045
  Adjustments to reconcile net earnings (loss)
    to net cash provided by (used in) operating
    activities:
    Amortization and depreciation                     616         763       912
    Deferred income taxes                          (3,314)         22    (1,374)
    Write-down of goodwill                          9,981          --        --
    Impairment loss                                 9,200          --        --
  Changes in assets and liabilities:
    Residential inventories                         4,313      (5,382)  (10,838)
    Other assets                                   (1,421)       (535)     (447)
    Trade accounts payable                         (1,341)        638       301
    Income taxes payable                             (271)       (298)     (639)
    Other liabilities                                (457)        381      (674)
                                                 ------------------------------
      Net cash provided by (used in) operating
        activities                                  4,017        (664)   (7,714)
Cash Flows From Investing Activities:
  Purchases of property and equipment, net
    of disposals                                      (68)       (262)      (40)
  Proceeds from (investment in) joint venture        (307)       (475)    7,410
                                                 ------------------------------
      Net cash provided by (used in) investing
        activities                                   (375)       (737)    7,370
Cash Flows From Financing Activities:
  Proceeds from notes and loans payable           120,442     103,917    81,469
  Repayments of notes and loans payable          (129,155)   (102,243)  (85,693)
  Dividends paid                                       --          --      (397)
                                                 ------------------------------
      Net cash provided by (used in) financing
        activities                                 (8,713)      1,674    (4,621)
                                                 ------------------------------
Net Increase (Decrease) In Cash And Cash
  Equivalents                                      (5,071)        273    (4,965)
Cash And Cash Equivalents, Beginning Of Year       15,384      15,111    20,076
                                                 ------------------------------
Cash And Cash Equivalents, End Of Year           $ 10,313   $  15,384  $ 15,111
                                                 ------------------------------

See Accompanying Notes to Consolidated Financial Statements.

 N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S
        Y E A R S  E N D E D  J U L Y  3 1 ,  1 9 9 7 ,  1 9 9 6  A N D  1 9 9 5
 -------------------------------------------------------------------------------

1. Summary of Significant Accounting Policies
---------------------------------------------
Organization. The Company is principally engaged in the business of the construction and sale of moderately priced, quality residential housing in the states of Maryland, North Carolina, Virginia, Pennsylvania, and Tennessee. Generally, construction is not commenced until the Company has entered into a sales contract with a customer. Homes are built on land that has been developed by the Company or others.

Basis of Presentation. The consolidated financial statements include the accounts of Washington Homes, Inc. and its wholly-owned subsidiaries (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation. The Company's investment in joint ventures is accounted for using the equity method.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents. For purposes of the statements of cash flows, the Company considers its cash, including temporary investments with original maturities of three months or less, to be cash equivalents. Included in these amounts at July 31, 1997 and 1996 were $118,000 and $600,000, respectively, that are restricted to collateralize certain obligations of the Company.

Excess of Cost Over Net Assets Acquired, Net. Excess of cost over net assets acquired (goodwill) represents the excess of purchase price over the fair value of assets acquired less any write down to fair value and is being amortized over a 40-year period. The Company annually reviews its goodwill recoverability by assessing historical profitability and expectations as to future nondiscounted cash flows and net income. Based upon its most recent analysis of the market potential associated with the goodwill, the Company wrote down to fair value the carrying value of goodwill by $10.0 million during fiscal 1997.

Warranties. The Company records an accrual at the date of closing for future warranty costs based upon the relationship of historical homebuilding revenues to actual warranty costs.

Income Taxes. The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred income taxes are provided for temporary differences in the recognition of certain income and expenses for financial and tax reporting purposes.

Revenue Recognition. Homebuilding revenues and land sales are recorded at the date of closing with the purchaser.

Earnings Per Common Share. Earnings per common share are based on the weighted average number of common shares outstanding during each period. The weighted average number of common and common equivalent shares outstanding was 7,943,000 for the years ended July 31, 1997, 1996 and 1995. Common stock equivalents for stock options have not been included because the effect would be antidilutive.

Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS No. 128") was issued in February 1997 by the Financial Accounting Standards Board. SFAS No. 128 is effective for periods ending after December 15, 1997 and early adoption is not permitted. SFAS No. 128 will require the Company to compute and present basic and diluted earnings per share. Had the Company computed net earnings per share in accordance with SFAS No. 128, both basic and diluted earnings per share would have been the same as earnings per share presented in the Company's consolidated statements of operations.

Recent Accounting Pronouncements. Effective for fiscal 1997, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," and, as permitted by this standard, will continue to apply the recognition and measurement principles of Accounting Principles Board Opinion No. 25 to its stock options. This statement requires footnote disclosure of the pro forma impact on net income and earnings per share of the compensation cost that would have been recognized if the fair value of all stock-based awards was recorded in the statements of operations (see Note 5).

In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." As specified by this statement, the Company will apply this statement beginning in fiscal 1999 and reclassify its financial statements for earlier periods provided for comparative purposes.

SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement supersedes FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise," but retains the requirement to report information about major customers.

N O T E S T O C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S Y E A R S E N D E D J U L Y 3 1 , 1 9 9 7 , 1 9 9 6 A N D 1 9 9 5
-------------------------------------------------------------------------------

It amends FASB No. 94,  "Consolidation of All  Majority-Owned  Subsidiaries," to
remove  the  special  disclosure  requirements  for  previously   unconsolidated
subsidiaries.

At this point,  the Company has not  determined  the impact of adopting SFAS No.
131.

2. Residential Inventories
--------------------------

Homes in process are stated at cost (determined by accumulating actual costs, including construction, interest and related overhead costs), which is not in excess of market. Finished building lots represents the cost, which is not in excess of market, of finished lots developed by the Company or acquired from other developers. Upon delivery, the costs of the homes and related lots are expensed on a specific identification basis. Land under development consists of land being developed into finished building lots. Certain costs, including interest, are capitalized as incurred during the development process. The Company's inventory consists of the following:

                                                July 31,
                                       --------------------------
(in thousands)                           1997              1996
-----------------------------------------------------------------
Homes in process                       $ 41,389          $ 36,168
Finished lots                            40,560            43,304
Land under development                   29,571            45,561
                                       --------------------------
                                       $111,520          $125,033
                                       --------------------------

In the first quarter of fiscal 1997, the Company adopted FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which, among other things, requires impairment losses to be recorded on long-lived assets that are expected to be disposed of when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Based on a review of long-lived assets during the third quarter of fiscal year 1997, the Company wrote down to fair value, determined based on the present value of expected future cash flows, the carrying value of certain land inventory by $9.2 million.

A significant portion of the land inventory write-down was attributable to two long-term development projects in suburban Maryland. The remainder of the writedown related to six close-out and three condominium communities. The Company has made a decision to phase out its condominium operations which have had results well below management's expectations.

3. Investment In Joint Ventures
-------------------------------
The Company participates in two joint ventures formed to develop residential land into finished building lots for sale to the Company and other homebuilders utilizing non-recourse acquisition and development loans. In forming one of the joint ventures in April 1995, land with a book value of $9.6 million was contributed by the Company for which it received cash proceeds of $7.4 million which were used to reduce outstanding amounts under Revolving Credit Facilities (see Note 4). The Company's interest in the joint ventures operating results has not been significant to date.

4. Notes and Loans Payable
--------------------------
Notes and loans payable consist of the following:

                                                July 31,
                                       --------------------------
(in thousands)                           1997              1996
-----------------------------------------------------------------
Senior notes                           $43,000            $43,000
Revolving credit and term facility      19,455             22,852
acquisition, development and
  construction loans                     3,034              8,268
Mortgages and other notes payable           80                162
                                       --------------------------
                                       $65,569            $74,282
                                       --------------------------

Senior Notes. In April 1994, the Company issued $43,000,000 principal amount of unsecured Senior Notes due October 2000. Two series of Senior Notes were issued:
$30,000,000 with a fixed rate of 8.61% per annum, with interest payable semi-annually beginning in October 1994 and $13,000,000 with a floating rate of three or six-month LIBOR (5.844% at July 31, 1997) plus 2.4%, with interest payable beginning October 1994 and either quarterly or semi-annually thereafter at the option of the Company. Principal repayments are due in three equal annual installments commencing October 1998.

Revolving Credit and Term Facility. At July 31, 1997, the Company had a $70.0 million facility to fund land acquisition and home construction, letters of credit, and the initial payment of the senior notes.

The facility has a maturity date (which may be extended) of October 30, 1999. At July 31, 1997, $19.5 million was outstanding. Borrowings under the facility bear interest at thirty-day LIBOR (5.625% at July 31, 1997) plus either 1.55% or 1.75%, depending on the type of collateral and is secured by the related inventory.

The senior notes and revolving credit agreements require the Company to meet net worth, leverage, and cash flow coverage tests and place limitations on dividends, the securing of additional loans, investments, and finished lot purchases. These provisions do not significantly restrict the Company's operations.

Acquisition, Development, and Construction Loans. The Company has loans with various lenders for acquisition, development, and construction amounting to $3,034,000 and $8,268,000 at July 31, 1997 and 1996, respectively. These loans bear interest at fixed rates ranging from 8% to 10% or variable rates of prime to prime plus 1% and are collateralized by the related inventory.

Mortgages and Other Notes Payable. Mortgages and other notes payable, amounting to approximately $80,000 and $162,000 at July 31, 1997 and 1996 respectively, bear interest at rates ranging from 4.9% to 15% and mature in varying periods of up to 13 years.

Future maturities of various notes and loans payable are as follows:

For the year ending July 31,                    (in thousands)
--------------------------------------------------------------
1998                                                $ 1,119
1999                                                 14,510
2000                                                 35,607
2001                                                 14,333
                                                    -------
                                                    $65,569
                                                    -------

The carrying amounts reported above for $13,000,000 of the senior notes, the revolving credit facility and the land acquisition and development loans approximate their fair value based upon the indebtedness having, for the most part, short-term maturities and variable interest rates. The fair value of the remaining $30,000,000 of senior notes is estimated to be $30,115,000 based upon debt with interest rates currently available and similar terms and remaining maturities.

Capitalized Interest. A summary of capitalized interest follows:

                                                  Year Ended July 31,
                                      ------------------------------------------
(In thousands)                         1997              1996              1995
--------------------------------------------------------------------------------
Interest capitalized                  $1,454            $2,728            $3,167
Interest expense                       5,059             3,975             4,185
Interest incurred                      6,513             6,703             7,352
Interest paid                          6,886             6,643             7,073
Interest in cost of sales              2,108             1,561             1,201
                                      ------------------------------------------

5. Shareholders' Equity
-----------------------

Common Stock. The Company has 7,942,763 shares of Common Stock outstanding at July 31, 1997, of which 7,015,025 shares are voting and 927,738 shares are non-voting.

Stock Options. The Company has adopted two plans for the issuance of stock options to its employees and members of its Board of Directors, respectively.

On September 17, 1992, the Company adopted the Washington Homes Stock Option Plan (the "Employee Option Plan") pursuant to which options for up to 500,000 shares of Common Stock can be granted to officers and other key employees of the Company. Options granted under the Employee Option Plan can be either incentive stock options ("Incentive Stock Options") or non-qualified options ("Non-Qualified Options") as determined by a committee of the independent directors of the Board of Directors. Options granted under the Employee Option Plan will have an exercise price not less than fair market value at date of grant.

Options will become exercisable, in part, after 12 months from the date of grant and will generally remain exercisable for ten years from the date of grant.

In September, 1996, options for 47,000 shares at $9.00 were exchanged for 47,000 shares at $3.69.

                                                      Number           Option
                                                    of Shares           Price
--------------------------------------------------------------------------------
Outstanding at July 31, 1994                         157,000               $9.00
  Granted                                            153,500               $5.25
  Canceled                                           133,500         $5.25- 9.00
  Exercised                                               --                  --
                                                     ---------------------------
Outstanding at July 31, 1995                         177,000         $5.25- 9.00
  Granted                                            173,000         $4.75- 5.50
  Canceled                                            18,000         $4.87- 9.00
  Exercised                                               --                  --
                                                     ---------------------------
Outstanding at July 31, 1996                         332,000         $4.75- 9.00
  Granted                                            189,000         $3.69- 5.50
  Canceled                                            89,000         $3.57- 5.50
  Exercised                                               --                  --
                                                     ---------------------------
Outstanding at July 31, 1997                         432,000         $3.69- 5.50
Exercisable at July 31, 1997                          86,250         $4.87- 5.50
                                                     ---------------------------

At July 31, 1997, there were 68,000 shares reserved for future grants.

On September 15, 1994 the Company adopted the Washington Homes Non-Employee Directors' Stock Option Plan pursuant to which options for up to 30,000 shares of Common Stock can be granted to directors who are not employees of the Company or its subsidiaries. Options that are Non-Qualified Options, are not exercisable for one year and then can be exercised over a three-year period. During the year ended July 31, 1997, options for 9,000 shares were granted at $3.69 per share. During the year ended July 31, 1996 options for 6,000 shares were granted at $6.00 per

N O T E S T O C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S Y E A R S E N D E D J U L Y 3 1 , 1 9 9 7 , 1 9 9 6 A N D 1 9 9 5
-------------------------------------------------------------------------------

share and options for 2,000 shares at $3.63 were canceled. During the year ended July 31, 1995, options for 6,000 shares were granted at $3.63 per share.

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock-Based Compensation," issued in October 1995. In accordance with the provisions of SFAS No. 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below (in thousands except per share amounts):

                                                            Year Ended July 31,
                                                         -----------------------
                                                            1997           1996
--------------------------------------------------------------------------------
Net earnings (loss)--as reported                         $(13,289)        $3,747
Net earnings (loss)--pro forma                            (13,314)         3,717
Earnings (loss) per share--as reported                      (1.67)          0.47
Earnings (loss) per share--pro forma                        (1.68)          0.47
                                                         -----------------------

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                            Year Ended July 31,
                                                            -------------------
                                                            1997           1996
--------------------------------------------------------------------------------
Expected dividend yield                                       --             --
Expected stock price volatility                               27%            37%
Risk-free interest rate                                      6.2%           6.8%
Expected life of options                                       9              9
                                                            --------------------

The weighted average fair value of options granted during 1997 and 1996 was $1.96 and $2.92 per option, respectively.

6. Income Taxes
---------------

As discussed in Note 1, the Company follows the provisions of SFAS 109. The provision (benefit) for income taxes includes the following:

                                                    Year Ended July 31,
                                          --------------------------------------
(In thousands)                              1997           1996           1995
--------------------------------------------------------------------------------
Current:
  Federal                                 $ 1,619         $2,210        $ 4,033
  State                                       359            490            894
                                          --------------------------------------
                                            1,978          2,700          4,927
Deferred:
  Federal                                  (2,713)            18         (1,125)
  State                                      (601)             4           (249)
                                          --------------------------------------
                                           (3,314)            22         (1,374)
                                          --------------------------------------
Total Provision (Benefit)                 $(1,336)        $2,722        $ 3,553
                                          --------------------------------------

The deferred income tax components of the provision for income taxes from operations consists of the tax effect of the following temporary differences:

                                                    Year Ended July 31,
                                          --------------------------------------
(In thousands)                              1997           1996           1995
--------------------------------------------------------------------------------
Land basis                                $(3,088)        $(206)        $  (927)
Capitalized interest and points              (682)          124            (671)
Uniform capitalized costs                     877           301            (273)
Investment in joint ventures                 (406)           --             645
Other                                         (15)         (197)           (148)
                                          --------------------------------------
Total Deferred Provision (Benefit)        $(3,314)        $  22         $(1,374)
                                          --------------------------------------

The difference between the effective tax rate and the expected statutory tax rate computed on earnings from continuing operations is attributable to the following:
                                                    Year Ended July 31,
                                          --------------------------------------
                                            1997           1996           1995
--------------------------------------------------------------------------------
Taxes computed at statutory rate           (34.0)%         34.0%          34.0%
Increases (decreases):
State income taxes                          (1.7)           5.3            5.0
Excess over net assets acquired             24.7            2.7            2.0
Other                                        1.6             .1             .3
                                          --------------------------------------
Effective tax rate                          (9.4)%         42.1%          41.3%
                                          --------------------------------------

The deferred income tax at July 31, 1997 and 1996 represents the tax effect of temporary differences as follows:
                                                                 July 31,
                                                          ----------------------
(in thousands)                                              1997          1996
--------------------------------------------------------------------------------
Land basis                                                 $ (189)       $2,900
Capitalized interest                                        1,782         2,464
Uniform capitalized costs                                     281          (596)
Investment in joint venture                                   239           645
Other                                                        (194)         (180)
                                                          ----------------------
Deferred Income Taxes                                      $1,919        $5,233
                                                          ----------------------

During the years ended July 31, 1997, 1996 and 1995, income taxes in the amount of $3,807,000, $2,998,000 and $5,509,000, respectively, were paid.

The Internal Revenue Service has examined the Company's tax return for the years ended July 31, 1992, 1993, and 1994. The IRS raised issues primarily related to the Company's recapitalization in 1992 and 1993, including a $20.0 million gain on debt forgiveness which the Company treated as non-taxable under the provisions of Section 108 of the Internal Revenue Code.

In March 1997, the Company reached a settlement with the IRS for all items in question. As a result, the Company recognized an extraordinary loss of $390,000 which relates to the extraordinary gain on debt forgiveness in fiscal 1992.

7. Employee Retirement Plan
---------------------------
The Company has a 401(k) Plan which allows eligible employees to defer a portion of their total compensation subject to limitations of the Internal Revenue Code. The Company matches 50% of participant contributions, up to a maximum of the greater of $1,000 or 1.5% of compensation for each participant. The Company's total matching contributions under the Plan for the years ended July 31, 1997, 1996 and 1995 were approximately $112,900, $67,500 and $50,000, respectively.

8. Related Party Transactions
-----------------------------
In prior years, the Company engaged in transactions with related parties for the acquisition of building lots. During the years ended July 31, 1996, and 1995, the Company paid $2,596,000 and $1,253,000, respectively, to companies owned by relatives of the Chairman of the Board to acquire building lots.

The Company leases certain office space from an affiliated entity (see Note 9).

9. Commitments and Contingent Liabilities
-----------------------------------------
To assure the future availability of various building lots, in the ordinary course of business the Company enters into option agreements to purchase finished building lots. Deposits of approximately $2,028,000 at July 31, 1997, secure the Company's performance under these agreements.

The Company leases its headquarters offices and offices for certain divisions from an affiliate and certain other facilities from unrelated parties, all under operating leases with terms ending at various dates from August 1997 through October 2001. Future minimum rental payments required under operating lease commitments that have initial or remaining non-cancelable lease terms in excess of one year subsequent to July 31, 1997, are as follows:

For the year ending July 31,                         (in thousands)
-------------------------------------------------------------------
1998                                                     $  957
1999                                                        856
2000                                                        756
2001 and thereafter                                         147
                                                         ------
Total future rental payments                             $2,716
                                                         ------

Rental expense under long-term leases amounted to $1,227,000, $1,072,000 and $816,000 for the years ended July 31, 1997, 1996 and 1995, respectively.

At July 31, 1997 the Company was contingently liable to banks and other financial institutions for approximately $20.6 million for outstanding letters of credit and surety bonds relating to building lot acquisition contracts and municipal bonding for land development activities.

The Company believes that it is not a party to any pending or threatened litigation or administrative proceeding which is expected to have a material adverse impact on the Company's financial position or results of operations.

I N D E P E N D E N T   A U D I T O R S '   R E P O R T
-------------------------------------------------------

To the Shareholders and Board of Directors of Washington Homes, Inc.:

We have audited the accompanying consolidated balance sheets of Washington Homes, Inc. and subsidiaries as of July 31, 1997 and 1996 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended July 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Washington Homes, Inc. and subsidiaries as of July 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1997 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


Washington, D.C.
September 12, 1997

                                       C O R P O R A T E   I N F O R M A T I O N
                                       -----------------------------------------

Annual Meeting
--------------
November 20, 1997--10 a.m.
Greenbelt Marriott Hotel, Greenbelt, Maryland

Form 10-K
---------
A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge upon written request to:

Investor Relations
Washington Homes, Inc.
1802 Brightseat Road, 6th floor
Landover, Maryland 20785-4238

Corporate Office
----------------
1802 Brightseat Road, 6th floor
Landover, Maryland 20785-4238

Transfer Agent & Registrar
--------------------------
Chase Mellon
Shareholder Services
New York, New York
http://www.cmssonline.com

Auditors
--------
Deloitte & Touche LLP
Washington, D.C.

Common Price Range
------------------
The common stock is traded on the New York Stock Exchange, Symbol "WHI".

Fiscal 1997                High      Low
----------------------------------------
1st Quarter                4.13     3.38
2nd Quarter                4.75     3.63
3rd Quarter                5.00     3.88
4th Quarter                4.13     3.63

Fiscal 1996                High      Low
----------------------------------------
1st Quarter                5.63     4.25
2nd Quarter                6.38     4.88
3rd Quarter                5.75     4.50
4th Quarter                4.75     3.75

As of October 16, 1997, there were approximately 212 holders of record representing an estimated 3,250 beneficial owners of the Company's common stock.

                                     D I R E C T O R S   A N D   O F F I C E R S
                                     -------------------------------------------
Board of Directors
------------------
Geaton A. DeCesaris, Sr.+
Chairman of the Board

Geaton A. DeCesaris, Jr.+
President, Chief Executive Officer

Paul Sukalo
Senior Vice President

Thomas Connelly
Chief Financial Officer Western Pacific Housing
El Segundo, California

Richard S. Frary*
Managing Director Tallwood Associates, Inc.
New York, New York

Ronald M. Shapiro*
Counsel to the Firm Shapiro and Olander
Baltimore, Maryland
President, Shapiro, Robinson & Associates

Richard B. Talkin*
Attorney
Columbia, Maryland

Corporate Officers
------------------
Geaton A. DeCesaris, Sr.
Chairman of the Board

Geaton A. DeCesaris, Jr.
President, Chief Executive Officer

Thomas J. Pellerito
President--Homebuilding Operations, Chief Operating Officer

Christopher Spendley+
Secretary, Senior Vice President, Chief Financial Officer

Clayton W. Miller
Senior Vice President, Chief Accounting Officer

Paul Sukalo
Senior Vice President Production

Jacqueline A. Lozier
Treasurer

Division and Subsidiary Officers
--------------------------------
William A. Wilder
Senior Vice President Land Operations

Timothy M. Bates
Vice President Virginia Division

Lawrence Breneman, Jr.
Vice President Pittsburgh Division

Marco A. DeCesaris
Vice President Chesapeake Division

Dorothy Minich
Vice President Patuxent Division

Robert Hutson
Executive Vice President Westminster Homes, Inc.

Paul Carty
Vice President Westminster Homes, Inc.
Charlotte Division

Craig Smith
Vice President Westminster Homes, Inc.
Greensboro Division

Robert Yeatman
Vice President Westminster Homes, Inc.
Nashville Division

Jeffrey Donohue
Senior Vice President Homebuyer's Mortgage, Inc.

+ Executive Committee
* Audit Committee and Compensation Committee

         Washington
         Homes
         Logo
   Making the American dream affordable.(R)
--------------------------------------------------------------------------------
   1802 Brightseat Road
   Landover, MD 20785
   301-772-8900
   http://www.washhomes.com